EXHIBIT 5.1

FOX LAW OFFICES, P.A.
61 Knickerbocker Lane
Peaks Island, Maine Exeter, NH 03833
Telephone 207-766-0944

June 10, 2011

ScripsAmerica, Inc.
77 McCullough Drive
New Castle, Delaware 19720

Re:	Registration Statement on Form S-1 Relating to 5,229,000 shares of common stock

Ladies and Gentlemen:

You have requested our opinion in connection with the above-referenced registration statement (the “Registration Statement”), relating to up to 5,229,000 shares of Common Stock, par value $0.001 per share, of ScripsAmerica, Inc. (the “Company”) that the Registration Statement contemplates will be sold by certain selling security holders.

We have reviewed copies of the Amended and Restated Articles of Incorporation of the Company, the By-laws of the Company (as amended to date), the Registration Statement and exhibits thereto and have examined such corporate documents and records and other certificates, and have made such investigations of law, as we have deemed necessary in order to render the opinion hereinafter set forth. As to certain questions of fact material to our opinion, we have relied upon the certificate of an officer of the Company and upon certificates of public officials.

Based upon and subject to the foregoing, we are of the opinion that the 5,229,000 shares of Common Stock of the Company (the “Shares”) that are being offered by the selling security holders have been duly authorized and are validly issued, fully paid and non-assessable.

We consent to the use of this opinion in the Registration Statement filed with the Securities and Exchange Commission in connection with the registration of the Shares and to the reference to our firm under the heading “Experts” in the registration statement.

Very truly yours,

/s/ Fox Law Offices, P.A.
Fox Law Offices, P.A.